Employer hereunder has been paid. The parties hereto agree that the beneficiary designation of the Policy shall conform to the provisions hereof.

         2. Employee shall have the right to designate and change direct and contingent beneficiaries of any death benefit proceeds remaining after the amounts described in Section 1, above, are paid to Employer, and to elect and change a payment plan for such beneficiaries. Any assignment of the Policy proceeds by the Employee pursuant to Section 8, of this Agreement, shall be limited to the death proceeds only and shall not apply to the amounts payable to the Employer as described in Section 1.

         3. (a) Premiums on the Policy shall be paid in accordance with this
Section 3. During such period as Employer is required to pay the premiums, the entire premium on the Policy shall be paid by Employer as it becomes due, or within the grace period provided therein, or Employer shall, as applicable, cause the cash value of the Policy to be used to pay such premiums. Employer shall not permit the Policy to lapse or to be canceled by Insurer because of Employer's failure to pay or cause to be paid sufficient premiums in a timely manner to keep the Policy in full force and effect. Employer shall be obligated to pay the premiums or cause the premiums to be paid so long as Employee is employed by Employer unless either (i) this Agreement, prior to the occurrence of a Vesting Event as defined in Section 6, is terminated as provided in Section 5, or (ii) the Policy, prior to the occurrence of a Vesting Event, is disposed of by the Employer, as provided in Section 4. On or following the occurrence of a Vesting Event, Employer shall continue to pay the premiums or to cause the premiums on the Policy to be paid until the Employee's death, regardless of whether Employee continues employment with Employer or terminates employment with Employer. Notwithstanding any provision in this Agreement to the contrary, Employer's obligation to pay premiums on the Policy or to cause such premiums to be paid is conditioned on Employee entering into, for each year, and prior to the date such premiums are due, a promissory note, to the extent such note is required as described in Section 9, below. Upon request, Employer shall promptly furnish Employee evidence of timely payment of each premium. Employer annually shall furnish Employee with a statement of the amount of income reportable by Employee for federal and state income tax purposes as a result of its payment of such premium.

            (b) Dividends, if any, declared on the Policy shall be applied to reduce the amount of premiums due on the Policy. The parties hereto agree that the dividend election provisions of the Policy, if any, shall conform to the provisions hereof.

         4. Prior to the occurrence of a Vesting Event, while Employee remains employed by Employer, Employer shall not sell, surrender, change the insured or transfer ownership of the Policy while this Agreement is in effect or terminate the dividend election thereof, if any, without obtaining the written consent of Employee and without first giving Employee the option to purchase the Policy during a period of sixty (60) days from notice to Employee of such intention. If Employee elects to purchase the Policy, the purchase price of the Policy shall be the cash surrender value of the Policy as of the date of transfer to Employee, less any Policy and premium loans and any other indebtedness secured by the Policy. Provided, however, that if at the time Employee elects to purchase the Policy, the cash surrender value of the Policy is less



                                       2.